PUBLIC



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67423

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FATOR SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Atlantic Street, Suite 203
(No. and Street)

Stamford,	CT	06901-3541
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank Hegeman - CEO (203)517-2100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ACQUAVELLA, CHIARELLI, SHUSTER, BERKOWER & CO., LLP
(Name – *if individual, state last, first, middle name*)

517 ROUTE 1 SOUTH, SUITE 4103	ISELIN	NJ	08830
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 01 2010
Washington, DC
106

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Frank Hegeman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fator Securities LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Subscribed and sworn to before me, a Notary Public, in and for County of Fairfield, and State of Connecticut, this 26 day of FEB 20 10

Notary Public

Signature

CEO

Title

WILLIAM E. MORRIS
NOTARY PUBLIC
MY COMMISSION EXPIRES APRIL 30, 2010

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplemental Report of Independent Auditors on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUBLIC

FATOR SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

FATOR SECURITIES, LLC

CONTENTS

Independent Auditors' Report 1

Statement of Financial Condition 2

Notes to Financial Statements 3-6

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

One Penn Plaza
36th Floor
New York, NY 10119
212.867.1319

INDEPENDENT AUDITORS' REPORT

To the Member and Board of Directors of
Fator Securities, LLC

We have audited the statement of financial condition of **Fator Securities, LLC** as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Fator Securities, LLC** as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Acquavella, Chiarelli, Shuster, Berkower & Co. LLP

Iselin, New Jersey
February 24, 2010

FATOR SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

	December 31, 2009
ASSETS	
Cash and cash equivalents	$ 152,651
Deposit with clearing organization	103,771
Receivable from clearing organization	35,646
Due from member, net	53,412
Property and equipment, net	71,482
Prepaid expenses	24,324
Other assets	26,120
Total assets	$ 467,406
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 84,257
Deferred rent	7,763
Total liabilities	92,020
Member's equity	375,386
Total liabilities and member's equity	$ 467,406

See accompanying notes to financial statements.

1. Nature of Operations and Summary of Significant Accounting Policies

Fator Securities, LLC (the "Company") was formed in Delaware on February 14, 2006. The Company is a wholly owned subsidiary of Fator Empreendimentos E Participações Ltda (the "Member"), a holding company which is part of the Fator Group, one of the largest broker-dealers in Brazil. The Company is located in Stamford, Connecticut. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is an introducing broker that buys and sells securities primarily for institutional investors in the United States of America. The Company operates under the exemptive provisions of SEC Commission Rule 15c3-3 (k)(2)(i). The Company does not maintain possession and control of any customer funds or securities and is exempt from requirements of SEC Rule 15c3-3.

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers money market accounts to be cash equivalents.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Furniture and fixtures	7 years	Straight-line
Computer hardware	3 years	Straight-line
Computer software	3 years	Straight-line
Leasehold improvements	lease term	Straight-line

Income Taxes and Deferred Taxes

The Company is a limited liability company and elected to be treated as a corporation for tax purposes. The Company complies with accounting principles which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued)

In accordance with GAAP, management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. It must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to net assets as of January 1, 2009. Based on its analysis, management has determined that the adoption of this policy did not have a material impact on the Company's financial statements upon adoption. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analysis of and changes to tax laws, regulations and interpretations thereof.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date basis.

Foreign Currency Translation

The Company's reporting currency is the U.S. dollar. Assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the year-end exchange rates. The effect of changes in exchange rates between the designated functional currency and the currency in which a transaction is denominated is recorded as foreign currency translation adjustment. Adjustments arising from foreign currency transactions for the year ended December 31, 2009 totaled $2,539.

Receivable from Clearing Organization

The Company carries its receivable from clearing organization at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its receivable from its clearing organization and establishes an allowance for doubtful accounts, if necessary, based on a history of past bad debts and collections and current credit conditions. Accounts are written off as uncollectible on a case-by-case basis. As of December 31, 2009 amounts due from its clearing organization were considered fully collectible, and accordingly, no allowance was established.

2. Property and Equipment

Property and equipment consist of the following at December 31, 2009:

Computer hardware	$ 119,943
Computer software	16,615
Furniture and fixtures	39,886
Leasehold improvements	69,252
	213,077
Less accumulated depreciation and amortization	141,595
	$ 71,482

Depreciation and amortization expense for the year ended December 31, 2009 was $70,970.

3. Income Taxes

At December 31, 2009, the Company has a federal net operating loss carry forward ("NOL") of approximately $3,565,000 for federal and state income tax purposes, which expires through 2029. The Company also has deferred start-up costs for income tax purposes and has elected to amortize such costs over a period of 180 months in accordance with Section 195(b) of the Internal Revenue Code. At December 31, 2009, the Company had unamortized start-up costs of approximately $178,000 for federal and state income tax purposes. The NOL and deferred start-up costs create a cumulative deferred tax asset of approximately $1,426,000. The Company also recorded a valuation allowance for the same amount due to the uncertainty of realizing the future tax benefit. The valuation allowance increased approximately $420,000 from $1,006,000 in 2008 to $1,426,000 in 2009. The Company paid $6,621 in minimum state franchise payments in 2009 which is included in other expenses.

4. Commitments and Contingencies

The Company leases an office facility under an operating lease expiring in November 2010 and a corporate apartment under a month to month lease. Rent expense was $84,557 for the year ended December 31, 2009. Future lease payments on office space for the year ended December 31, 2010 are approximately $67,000.

From time to time, lawsuits are threatened or filed against the company in the ordinary course of business. Such lawsuits typically involve claims from former or current employees, and vendors related to issues common to our industry. A number of such claims may exist at any given time. Although there can be no assurance as to the ultimate disposition of these matters, it is our management's opinion, based upon the information available at this time that the expected outcome of these matters, individually and in the aggregate, will not have a material adverse effect on the results of operations, liquidity or financial condition of the Company.

5. Net Capital Requirement

The Company is subject the SEC Uniform Net Capital 15c3-1. This Rule requires the maintenance of a minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company's net capital was $197,906, which was $97,906 in excess of its minimum requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.5 to 1.

6. Off-Balance Sheet Risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing organization on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing organization. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing organization for losses, if any, which the clearing organization may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing organization monitor collateral on the customers' accounts.

In addition, the receivable from the clearing organization is pursuant to the clearance agreement. A clearing deposit of approximately $104,000 is with this clearing organization.

7. Concentration of Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

At times throughout the year, cash and cash equivalents in certain bank accounts may have exceeded Federal Depository Insurance Corporation insured limits.

8. Concentration of Revenue

For the year ended December 31, 2009, the Company had a concentration of revenue from commissions earned from five customers which accounted for approximately 75% of total commissions' revenue.

9. Related Party Transactions

Due from Member, Net

The Company introduces some of its securities transactions to its sole member who acts as a clearing broker in the designated market. For the year ended December 31, 2009, due from member of $53,412 represents commissions receivable as a result of these transactions.

Floor Brokerage, Exchange and Clearing Fees

The Company clears some of its securities transactions through its member. For the year ended December 31, 2009, the Company reported approximately $427,000 as expenses related to these clearing services. These amounts are recorded in floor brokerage, exchange and clearing fees in the accompanying statement of operations.

10. Subsequent Events

The financial statements were approved by management and were issued on February 24, 2010. Subsequent events have been evaluated through this date.

FATOR SECURITIES, LLC

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS' ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

DECEMBER 31, 2009



Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

One Penn Plaza
36th Floor
New York, NY 10119
212.867.1319

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS' ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Member and Board of Directors of
Fator Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of **Fator Securities, LLC** (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13.

2. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to above. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be *material weaknesses*. However, we did not identify a deficiency in internal control that we determined to be a *material weakness* as defined above. This condition was considered in determining the nature, timing and extent of the procedures performed in our audit and the financial statements of the Company as of and for the year ended December 31, 2009, and this report does not affect our report thereon dated February 24, 2010.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on rule (17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
February 24, 2010

FATOR SECURITIES, LLC

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(e)(4) AND SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS

FROM FISCAL PERIOD BEGINNING APRIL 1, 2009 AND ENDING DECEMBER 31, 2009

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

One Penn Plaza
36th Floor
New York, NY 10119
212.867.1319

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member and Board of Directors of
Fator Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation ("SIPC") for the fiscal period beginning April 1, 2009 and ending December 31, 2009, which were agreed to by **Fator Securities, LLC** (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other state regulatory authorities, solely to assist you and the other specified parties in evaluating **Fator Securities, LLC's** compliance with the applicable instructions of the Form SIPC-7T. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

(i) Compared the listed assessment payments in Form SIPC-7T with respective cash disbursements record entries which included check register and copies of checks, noting no differences;

(ii) Compared the amounts reported on the audited Form X-17A-5 for the fiscal period beginning April 1, 2009 and ending December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the same period, noting no differences;

(iii) Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences; and

(iv) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Iselin, New Jersey
February 24, 2010

FATOR SECURITIES, LLC

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS

December 31, 2009

	Date Paid or Filed	Payment Made	Annual Assessments Per Report
SIPC-4 general assessment FY 2009	January 22, 2009	$ 150	$ -
SIPC-6 general assessment for the first half of the fiscal year ending December 31, 2009	August 3, 2009	767	-
SIPC-7T general assessment fiscal period beginning April 1, 2009 and ending December 31, 2009	February 3, 2010	1,913	2,830
		$ 2,830	$ 2,830

Name of collection agent: Financial Industry Regulatory Authority

See accompanying Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.